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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person

  Dreher                 Marie                      S.
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   (Last)               (First)                 (Middle)

  Millennium Chemicals Inc.
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                                    (Street)
  230 Half Mile Road

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   (City)               (State)                 (Zip)

  Red Bank                    NJ                   07701
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2. Issuer Name and Ticker or Trading Symbol

  Millennium Chemicals Inc. (MCH)

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

  February 2000
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [   ]   10% Owner
   [ X ]   Officer (give title below)           [   ]   Other (specify below)


          Vice President and Controller
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock $0.01 par value/share                            V                                   2,397         I         401(k)(1)
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Common Stock $0.01 par value/share                                                               34,106         D         restricted
                                                                                                                        stock(2)(2A)
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Common Stock $0.01 par value/share     2/15/99       D               2,730        D     15.00     8,153         D         (2A)
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Common Stock $0.01 par value/share                                                                5,793         I         (3)
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Common Stock $0.01 par value/share                            V                                     254         I         (4)
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Common Stock $0.01 par value/share
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Explanation of Responses:
1. Represents the value of the Reporting Person's Company Stock Fund Account in the Company's 401(k) plan as of January 31, 2000, expressed as share equivalents. As of such date, approximately 97.98% of the Company Stock Fund was invested in Company Common Stock, and the remainder was invested in cash.

2. Represents shares of restricted stock granted to the Reporting Person on October 8, 1996 under the Issuer's Long Term Stock Incentive Plan as follows: (i) 7,468 shares which will vest in equal installments on October 8, 2000 and 2001, (ii) 4,235 shares which will vest in equal install-ments on December 31, 2000, 2001, 2002, 2003 and 2004, and (iii) 22,402
   shares which may be earned in equal installments on December 31, 2000 and 2001 subject to the achievement of performance goals based on a cash flow return on investment formula, 50% of which may be distributed when earned and 50% of which may be distributed over a five-year period commencing on the date earned.

2A.On February 15, 2000, 4,235 shares of restricted stock vested under the Issuer's Long Term Stock Incentive Plan and 2,730 shares of restricted stock were forfeited to the Company based on performance against goals for the period December 31, 1999.

3. Represents shares acquired for the Reporting Person's account under the Company's Salary and Bonus Deferral Plan. The shares allocated to the Reporting Person's account on the specified transaction dates were acquired by the plan trustee at various times and prices, resulting in the average prices indicated in the "Price" column.

4. Represents amounts contributed to, and the total holdings in, the Reporting Person's Company Stock Fund Account in the Company's Supplemental Savings and Investment Plan, expressed as share equivalents. Because the trustee and record keeper for this plan utilize unit accounting for the Company Stock Fund rather than share accounting, these amounts represent share equivalents allocated to the Reporting Person's account rather than shares of Common Stock.





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      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.